UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

ARCHON CORPORATION
(Name of Subject Company (Issuer))
(Name of Filing Persons (Offeror))

COMMON STOCK,
$0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

03957P101
(CUSIP Number of Class of Securities)

Paul W. Lowden
Chairman of the Board and President
Archon Corporation
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030
(702) 732-9120

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alan B. Rabkin, Esq.
Jones Vargas Chartered
100 West Liberty, 12th Floor
Reno, Nevada 89501
(775) 788-2229

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

$24,000,000 (a)	$943.20 (b)

(a)	Calculated on the aggregate maximum purchase price paid for 600,000 shares in the Offer, based upon a price of $40.00 per share of common stock.
(b)	Calculated at $39.30 for each $1,000,000 in Transaction Valuation

■         Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $943.50	Filing Party: Archon Corporation
Form or Registration No.: Schedule TO	Date Filed: May 19, 2008

☐         Check box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes to designate any transaction to which this statement relates:

☐ third party tender offer subject to Rule 14d-1

☐ going private transaction subject to Rule 13e-3

■ issuer tender offer subject to Rule 13e-4

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting results of the tender offer. ■

TENDER OFFER

             This Amendment No. 1 To Tender Offer Statement on Schedule TO (“Amendment No. 1”) relates to the Issuer Tender Offer Statement on Schedule TO by Archon Corporation, a Nevada corporation (“Archon” or the “Company”) filed on or about May 19, 2008 wherein the Company offered to purchase up to 600,000 shares of its Common Stock, par value $.01 per share. The Company offered to purchase these shares at a fixed purchase price of $40.00 per share, upon the express terms and subject to the conditions set forth in the Offer to Purchase, also dated May 19, 2008 (the “Offer to Purchase”), a copy of which was attached to the Schedule TO originally filed, and which is incorporated herein by this reference.

             The Offer to Purchase stated a preference for odd-lot shareholders owning fewer than 100 total shares of Common Stock. Any odd-lot shareholders accepting the Offer To Purchase were required to tender all such shares to participate. Any other shareholder could participate and tender less than all shares held. In the event of oversubscription, only certain shares would be purchased on a pro rata basis. The Offer to Purchase was significantly undersubscribed and the issue of oversubscription did not arise.

             This Amendment No. 1 to Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

             This Amendment No. 1 is being filed to report preliminary results of the Issuer Tender Offer and update Item 11 of the Schedule TO, including any and all schedules, exhibits and annexes related thereto that were previously filed with the Schedule TO. You should read this Amendment No. 1 together with the initial Schedule TO filed on or about May 19, 2008.

ITEM 11.	ADDITIONAL INFORMATION

(b)	Other material information

Item 11 of the Schedule TO is hereby amended by adding the following:

              On Friday, June 20, 2008 at 5:00 p.m., New York City time, the Offer To Purchase expired. The results are that 62,764 shares of the common stock of the Company have been offered to the Company pursuant to the Offer to Purchase. Assuming all other terms of the Offer to Purchase are adhered to, these shares will be purchased promptly. The shares offered to the Company for purchase are significantly less than the total of 600,000 shares that the Company was willing to purchase.

              A copy of the press release related to the Offer to Purchase and the above-referenced preliminary results is filed as Exhibit (a) (2) (i).

ITEM 12.            EXHIBITS

Exhibit
Number	Description

(a) (1) (i)	Form of Offer to Purchase, dated May 19, 2008*

(a) (1) (ii)	Form of Letter of Transmittal, dated May 19, 2008*

(a) (2) (i)	Press Release Regarding Offer, dated June 25, 2008
*Previously Filed

SIGNATURES

              After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

ARCHON CORPORATION
By: /s/ Paul W. Lowden

Name: Paul W. Lowden, Chairman of the Board and President

Date: June 25, 2008